SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)


Armco, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

042170 10 0
(CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                   13G

CUSIP NO.  042170 10 0


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Corporation
            Tax Identification No.  41-0449260

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    11,605,672(1)
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  68,874(2)
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 12,648,306(3)
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      800

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             12,652,106(4)

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             11.9%

12)        TYPE OF REPORTING PERSON*

             HC

(1) Includes 1,112,672 shares issuable upon conversion of $2.10 Convertible Preferred Stock and $3.625 Convertible Preferred Stock.
(2) Includes 7,874 shares issuable upon conversion of $2.10 Convertible Preferred Stock.
(3) Includes 1,201,906 shares issuable upon conversion of $2.10 Convertible Preferred Stock and $3.625 Convertible Preferred Stock.
(4) Includes 1,201,906 shares issuable upon conversion of $2.10 Convertible Preferred Stock and $3.625 Convertible Preferred Stock.



                                   13G

CUSIP NO.  042170 10 0


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Colorado, Inc.
            Tax Identification No.  84-1187164

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    11,510,672(1)
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  68,874(2)
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 12,553,306(3)
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      300

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             12,556,606(4)

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             11.8%

12)        TYPE OF REPORTING PERSON*

             HC

(1) Includes 1,112,672 shares issuable upon conversion of $2.10 Convertible Preferred Stock and $3.625 Convertible Preferred Stock.
(2) Includes 7,874 shares issuable upon conversion of $2.10 Convertible Preferred Stock.
(3) Includes 1,201,906 shares issuable upon conversion of $2.10 Convertible Preferred Stock and $3.625 Convertible Preferred Stock.
(4) Includes 1,201,906 shares issuable upon conversion of $2.10 Convertible Preferred Stock and $3.625 Convertible Preferred Stock.




                                   13G

CUSIP NO.  042170 10 0


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Bank Colorado, National Association
            Tax Identification No.  84-0187632

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    11,509,891(1)
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  68,874(2)
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 12,552,525(3)
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      300

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             12,555,825(4)

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             11.8%

12)        TYPE OF REPORTING PERSON*

             BK

(1) Includes 1,112,291 shares issuable upon conversion of $2.10 Convertible Preferred Stock and $3.625 Convertible Preferred Stock.
(2) Includes 7,874 shares issuable upon conversion of $2.10 Convertible Preferred Stock.
(3) Includes 1,201,525 shares issuable upon conversion of $2.10 Convertible Preferred Stock and $3.625 Convertible Preferred Stock.
(4) Includes 1,201,525 shares issuable upon conversion of $2.10 Convertible Preferred Stock and $3.625 Convertible Preferred Stock.




SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 10)


DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Norwest Corporation or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Armco, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           300 Interspace Parkway
           Parsippany, New Jersey  07054

Item 2(a)  Name of Person Filing:

           1.  Norwest Corporation
           2.  Norwest Colorado, Inc. (NCI)
           3.  Norwest Bank Colorado, Inc.  (NBC)

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Corporation
               Norwest Center
               Sixth and Marquette
               Minneapolis, MN  55479-1026

           2.  Norwest Colorado, Inc.
               Norwest Bank Bldg.
               1740 Broadway
               Denver, CO  80274-8620

           3.  Norwest Bank Colorado, National Association
               1740 Broadway
               Denver, CO  80274-8677

Item 2(c)  Citizenship:

           1.  Norwest Corporation:  Delaware
           2.  NCI:  Colorado
           3.  NBC:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           042170 10 0
Item 3     The person filing is a:

           1. Norwest Corporation: Parent Holding Company in accordance with 240.13d-1(b)(ii)(G)
           2.  NCI:  Parent Holding Company in accordance with
               240.13d-1(b)(ii)(G)
           3.  NBC:  Bank as defined in Section 3(a)(6) of the Act

Item 4     Ownership:

           (a)  Amount beneficially owned:  12,652,106* shares
                (includes 12,556,606 shares deemed to be beneficially owned by NCI through its subsidiaries, of which 12,555,825 shares are deemed to be beneficially owned by NBC)

           (b)  Percent of class:  11.9%

           (c)  Number of shares as to which such person has:

               (i)    Sole power to vote or direct the vote:  11,605,672

               (ii)   Shared power to vote or direct the vote:  68,874

               (iii)  Sole power to dispose or to direct the
                      disposition of:  12,648,306

               (iv)   Shared power to dispose or direct the disposition
                      of:  800

Item 5     Ownership of Five Percent or Less of a Class:

           Not Applicable.

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Persons other than Norwest Corporation and its subsidiaries have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. To the knowledge of Norwest Corporation, no interest of any such person represents more than 5% of the class.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           See Attachment A.

________________________
* Includes shares issuable upon convertion of 14,800 shares of $2.10 Convertible Preferred Stock (1.27x) and 174,500 shares $3.625
   Convertible Preferred Stock (6.78x).


Item 8     Identification and Classification of Members of the Group:

           Not Applicable.

Item 9     Notice of Dissolution of Group:

           Not Applicable.

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  January 31, 1995

NORWEST CORPORATION

By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
          and Secretary



ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed on behalf of the subsidiaries listed below, all of which are classified for purposes of Regulation 13d-1(b)(ii)(B) as banks, with the exception of Norwest Colorado, Inc. Norwest Colorado, Inc. is a wholly owned subsidiary of Norwest Corporation and is the parent holding company of each of Norwest Bank Colorado, National Association, Norwest Bank Colorado Springs, National Association, and Norwest Bank Greeley National Association.


Norwest Bank Colorado, National Association

Norwest Bank Colorado Springs, National Association

Norwest Bank Greeley, National Association

Norwest Bank Indiana, National Association

Norwest Bank Iowa, National Association

Norwest Bank Minnesota, National Association

Norwest Colorado, Inc.